SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 25, 2008, entitled "EAST RAND PROPRIETARY MINES LIMITED ("ERPM") GIVES NOTICE OF INTENTION TO INITIATE LABOUR RELATIONS ACT ("LRA") SECTIONS 189 AND 189A CONSULTATION WITH RECOGNISED TRADE UNIONS."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, the reunto duly authorized.

DRDGOLD LIMITED

Date: April 25, 2008   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

EAST RAND PROPRIETARY MINES LIMITED ("ERPM") GIVES NOTICE OF INTENTION TO INITIATE LABOUR RELATIONS ACT ("LRA") SECTIONS 189 AND 189A CONSULTATION WITH RECOGNISED TRADE UNIONS

ERPM, a wholly owned subsidiary of DRDGOLD South African Operations (Pty) Limited, which is in turn 74% owned by DRDGOLD Limited, will inform recognised trade unions of its intention to initiate with them, in terms of the provisions of Sections 189 and 189A of the LRA, a 60-day formal consultation process.

ERPM management envisages that up to 400 employees may be affected by the exercise.

The first formal consultation meeting in terms of Section 189 of the LRA may take place as early as 6 May 2008, under the auspices of a facilitator appointed by the Commission for Conciliation, Mediation and Arbitration.

Randburg
25 April 2008

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